

April 15, 2013

Via E-mail
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

     Re: **Transocean Ltd.**
              Definitive Additional Materials
              Filed April 11, 2013
              File No. 0-53533

Dear Ms. Green:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials

General

1. We note that the soliciting materials refer to entire articles and excerpts from print, online and broadcast media. Please revise to ensure that all such materials comply with Rule 14a-9. If you cannot provide a reasonable basis for the statements contained in the excerpts or articles, then revise to delete the references. For example, please provide support for and revise the following referenced statements regarding the company's performance, financial condition, operating results, and future plans:

    - "We view the (Icahn dividend) proposal… as it would likely exhaust all available FCF for RIG going forward and lock RIG into a ~$1.4 bn annual call on cash;"

- "...importantly, operational efficiency improved from 89.6% at the beginning of 2012 to 94.7% by year-end;"

- "While an MLP equity carve out may be investigated, we place a low probability on its creation due to the lack of tax efficiency improvement, the realization that payout is driving the multiple difference across the group, questionable appropriateness of MLPs within contract drilling, and potential conflicts of interest with the parent;"

- "Transocean Ltd. would pay about $300 million in added interest expense over the coming five years under a plan by investor Carl Icahn…;" and

- "The Vernier, Switzerland-based company could pay as much as $5.8 billion in cash and stock for a takeover without jeopardizing its credit rating."

2. Please revise to further describe the board's plan to maintain "high-return investment in the business."

3. We note the following statement, which appears to impugn the character, integrity or personal reputation of the Icahn Group: "The company is firmly on the offensive as it battles Icahn and his chicanery." Please disclose the factual foundation for such an assertion or delete the statement in future solicitations. In this regard, please note that characterizing a statement as one's opinion does not eliminate the need to provide a proper foundation for the statement and that the factual foundation for such an assertion must be reasonable. Refer to Note (b) to Rule 14a-9.

4. We note the following projected valuations:

- "However, given the attractive opportunities available for newbuild rigs today, which should generate returns in the high-teens…;"

- "This was highlighted by a potential newbuild drillship (2015) transaction backed by a contract~$0.25 annually to EPS;"

- "These rigs are expected to return approximately 140% simple payback over the initial contract period and generate returns well in excess of our cost of capital over the 35 year life of the assets;"

- "We think this will bring Transocean's operating margin closer in-line with peers (we currently estimate 2014 margins of 32% Vs the group average of 38%). We estimate every 100bps of operational margin improvement will add $0.20-$0.25 to EPS annually;"

- "His proposed payout would amount to 45 percent of 2013 operating cash flow, according to Argus Research, and about 85 percent of forecast net earnings. Even a minor mishap could force the company to cut the dividend...;"

- "Transocean shares are changing hands at 11.4 times estimated 2013 earnings of $4.65 per share, and only 8.8 times estimated earnings of $5.94 in 2014."

- "Transocean…is projected to increase revenue more slowly through 2016 than 87 percent of similar-sized peers;" and

- "An acquisition of Houston-based driller Rowan Cos. (RDC) would boost Transocean's per-share earnings by as much as 17 percent in 2016."

Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

5. We note the following statements about potential future market values:

- "Price Target: USD 71.00; Potential Upside/Downside: +37%;" and

- "[t]he average analyst price target calls for Transocean to reach $61, more than 14% above current levels."

Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

cc: Richard Grossman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP